Exhibit 99.8

CONSENT OF D. BANSAH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The management’s discussion and analysis of the Company for the year ended December 31, 2012, which included reference to my name in connection with the technical information therein;

2.	The press release of the Company dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga” which included reference to the undersigned in connection with the technical information therein (the “November 2012 Press Release”); and

3.	The annual information form of the Company dated March 26, 2013 which includes reference to my name in connection with information relating to technical information concerning all of the Company’s properties and the November 2012 Press Release.

Date: March 26, 2013

/s/ Daniel K. Bansah

Name: Daniel K. Bansah
Title: Vice President, Exploration
Banro Corporation